Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Silverman Acquisition Corp. I (the “Company”) on Amendment No. 1 to Form S-1 [File No. 333-254795] of our report dated February 26, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of the Silverman Acquisition Corp. I as of February 8, 2021 and for the period from February 3, 2021 (inception) through February 8, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

May 17, 2021